UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. __)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

867328502

(CUSIP Number)

December 31, 2007

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328502	Page 2 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	2,575,742 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	2,575,742 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,575,742 (a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.37% (b)
(12) Type Of Reporting Person PN

(a)

Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 2,044,750 shares of common stock (“Common Stock”)  and warrants to purchase 530,992 shares of Common Stock of Sunesis Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”), and Alix Marduel (“Marduel”), and Farah Champsi (“Champsi”), and Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIII is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 34,364,896 shares of Common Stock outstanding provided by the Issuer for the filing of this form.

CUSIP No. 867328502	Page 3 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Germany

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	172,984 (c)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	172,984 (c)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 172,984 (c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.50% (b)
(12) Type Of Reporting Person PN

(c)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 137,323 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock, except that Alta BioPharma Management III, LLC (“ABMIII”), the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, Hurwitz, and Marduel, directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 867328502	Page 4 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,748,726 (d)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,748,726 (d)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,748,726 (d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.87% (b)
(12) Type Of Reporting Person OO

(d)

ABMIII shares voting and dispositive power over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII and the 137,323 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG.

CUSIP No. 867328502	Page 5 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	63,477 (e)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	63,477 (e)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 63,477 (e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.18% (b)
(12) Type Of Reporting Person OO

(e)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 50,391 shares of Common Stock and warrants to purchase 13,086 shares of Common Stock, except that Deleage, Champsi, Penhoet, Hurwitz, and Marduel, managing directors of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 867328502	Page 6 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,812,203 (f)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,812,203 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,812,203 (f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 8.05% (b)
(12) Type Of Reporting Person IN

(f)

Deleage shares voting and dispositive control over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII, the 137,323 shares of Common Stock and warrant to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG, and the 50,391 shares of Common Stock and warrant to purchase 13,086 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 867328502	Page 7 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alix Marduel
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,812,203 (g)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,812,203 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,812,203 (g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 8.05% (b)
(12) Type Of Reporting Person IN

(g)

Marduel shares voting and dispositive control over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII, the 137,323 shares of Common Stock and warrant to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG, and the 50,391 shares of Common Stock and warrant to purchase 13,086 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 867328502	Page 8 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,812,203 (h)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,812,203 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,812,203 (h)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 8.05% (b)
(12) Type Of Reporting Person IN

(h)

Champsi shares voting and dispositive control over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII, the 137,323 shares of Common Stock and warrant to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG, and the 50,391 shares of Common Stock and warrant to purchase 13,086 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 867328502	Page 9 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,812,203 (i)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,812,203 (i)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,812,203 (i)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 8.05% (b)
(12) Type Of Reporting Person IN

(i)

Penhoet shares voting and dispositive control over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII, the 137,323 shares of Common Stock and warrant to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG, and the 50,391 shares of Common Stock and warrant to purchase 13,086 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 867328502	Page 10 of 16 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	2,812,203 (j)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	2,812,203 (j)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,812,203 (j)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 8.05% (b)
(12) Type Of Reporting Person IN

(j)

Hurwitz shares voting and dispositive control over the 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock beneficially owned by ABPIII, the 137,323 shares of Common Stock and warrant to purchase 35,661 shares of Common Stock beneficially owned by ABPIIIKG, and the 50,391 shares of Common Stock and warrant to purchase 13,086 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 867328502	Page 11 of 16 Pages

Item 1.

(a)

Name of Issuer: Sunesis Pharmaceuticals, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

341 Oyster Point Blvd.

South San Francisco, CA 94080

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Jean Deleage (“JD”)

Alix Marduel (“AM”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

(c)

Citizenship/Place of Organization:

Entities:	ABPIII	Delaware
	ABMIII	Delaware
	ABPIIIKG	Germany
	AEBPIII	California

Individuals:	JD	United States
	AM	United States
	FC	United States
	EP	United States
	EH	United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  867328502

CUSIP No. 867328502	Page 12 of 16 Pages

Item 3.

Not applicable.

Item 4

Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	2,575,742	2,748,726	172,984	63,477
(b)	Percentage of Class	7.37%	7.87%	0.50%	0.18%
(c)	Sole Voting Power	2,575,742	-0-	172,984	63,477
	Shared Voting Power	-0-	2,748,726	-0-	-0-
	Sole Dispositive Power	2,575,742	-0-	172,984	63,477
	Shared Dispositive Power	-0-	2,748,726	-0-	-0-

		JD	AM	FC	EP	EH
(a)	Beneficial Ownership	2,812,203	2,812,203	2,812,203	2,812,203	2,812,203
(b)	Percentage of Class	8.05%	8.05%	8.05%	8.05%	8.05%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	2,812,203	2,812,203	2,812,203	2,812,203	2,812,203
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	2,812,203	2,812,203	2,812,203	2,812,203	2,812,203

Item 5.

Ownership of Five Percent or Less of a Class

See Item 4

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 867328502	Page 13 of 16 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 867328502	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 8, 2008

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH & Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

             /s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

             /s/ Jean Deleage

             /s/ Farah Champsi

Jean Deleage

Farah Champsi

             /s/ Alix Marduel

             /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

             /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 867328502	Page 15 of 16 Pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 8, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH & Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

             /s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

             /s/ Jean Deleage

             /s/ Farah Champsi

Jean Deleage

Farah Champsi

             /s/ Alix Marduel

             /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

             /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 867328502	Page 16 of 16 Pages

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 2,044,750 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 137,323 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 50,391 shares Common Stock and warrants to purchase 13,086 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Jean Deleage is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Dr. Alix Marduel is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.  Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Hurwitz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.